Exhibit 12.11

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Six Months
	Ended June 30,

	2013	2012
	(Dollars in Thousands)
Fixed charges, as defined:
Total Interest Charges	$6,651	$5,628
Interest applicable to rentals	303	335

Total fixed charges, as defined	$6,954	$5,963

Earnings, as defined:

Net Income	$1,905	$7,226
Add:
Provision for income taxes	(603)	108
Fixed charges as above	6,954	5,963

Total earnings, as defined	$8,256	$13,297

Ratio of earnings to fixed charges, as defined	1.19	2.23